EXHIBIT 12.2

THE PROGRESSIVE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED

CHARGES AND SERIAL PREFERRED SHARE DIVIDENDS

($ in millions)

(unaudited)

Six Months Ended June 30,
2018
Income before income taxes	$1,790.9

Fixed charges:
Interest and amortization on indebtedness	79.7
Portion of rents representative of the interest factor	4.7

Total fixed charges	84.4

Serial preferred share dividend requirements	9.9

Total fixed charges and serial preferred share dividends	94.3

Interest capitalized, net of amortized interest	(0.2)

Total income available for fixed charges and serial preferred share dividends	$1,875.1

Ratio of earnings to combined fixed charges and serial preferred share dividends	19.9